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Thomas P. Conaghan Attorney at Law tconaghan@mwe.com +1 202 756 8161
October 28, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Evan S. Jacobson
Attorney-Advisor

Re:	Merge Healthcare Incorporated Amendment No. 1 to Registration Statement on Form S-4 Filed October 14, 2011 SEC File No. 333-176640
Dear Mr. Jacobson:
On behalf of Merge Healthcare Incorporated (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated October 21, 2011 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement on Form S-4, filed by the Company on October 14, 2011 (File No. 333-176640) (the “Registration Statement”). The heading and numbered paragraph of this letter corresponds to the heading and paragraph number contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in bold below. In addition to the response below, the Company has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) to address the Staff’s comment and is supplementally providing you with three copies of Amendment No. 2, which are marked to show changes against the initial filing.
Exhibit 5.1
1. We note that two of your subsidiary guarantors are incorporated in Washington and California, but counsel has limited its opinion to Delaware, New York, and federal laws. Please ask counsel to revise its legality opinion to also address the laws of Washington and California. For guidance, refer to Sections II.B.1.e and II.B.3.b of the Division of Corporation Finance’s Staff Legal Bulletin No. 19.
Company Response: Amendment No. 2 includes the updated legal opinions called for by the above-referenced sections of the Division of Corporation Finance’s Staff Legal Bulletin No. 19.

Evan S. Jacobson
October 28, 2011

          If you have any questions with respect to the foregoing, please contact Thomas P. Conaghan at (202) 756-8161.
Very truly yours,

/s/ Thomas P. Conaghan Thomas P. Conaghan

cc:	Ann G. Mayberry-French, General Counsel and Corporate Secretary Jeffery A. Surges, Chief Executive Officer Justin C. Dearborn, President and Chief Financial Officer